Exhibit 99.13(a)(4)

On February 12, 2018, the Board of Trustees of FPA New Income, Inc. (the “Board”) dismissed Deloitte & Touche LLP (“Deloitte”) as the independent registered public accounting firm for FPA New Income, Inc. (the “Fund”).

Deloitte’s reports on the Fund’s financial statements for the fiscal years ended September 30, 2016 and September 30, 2017 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Fund’s fiscal years ended September 30, 2016, September 30, 2017 and through February 12, 2018, (i) there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Fund’s financial statements for such years, and (ii) there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The Board has requested that Deloitte furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 4, 2018, is filed as an exhibit to this N-CSR.

The Board has selected Ernst & Young LLP (“EY”) to serve as the Fund’s independent registered public accounting firm for the fiscal year ending September 30, 2018. The decision to select EY was recommended by the Board’s Audit Committee and was approved by the Board. During the Fund’s fiscal years ended September 30, 2016, September 30, 2017 and through February 12, 2018, the Fund has not consulted with EY regarding either the (i) application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the financial statements, and neither a written report was provided nor oral advice was provided that EY concluded was an important factor considered by the Fund in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in S-K 304(a)(1)(iv) and the related instructions to S-K 304, or a reportable event, as that term is defined in S-K 304(a)(1)(v).

Deloitte & Touche LLP 555 West 5th Street Suite 2700 Los Angeles, CA 90013-1010 USA Tel: +1 213 688 0800 Fax: +1 213 688 0100 www.deloitte.com

December 4, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the exhibit to item 304(a)(3) on Form N-CSR dated December 4, 2018, and have the following comments:

1.              We agree with the statements made in the first, second and third paragraphs.

2.              We have no basis on which to agree or disagree with the statements made in the fourth paragraph.

Yours Truly,

/s/ Deloitte & Touche LLP